SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 10, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips provides update on its financial performance in Q3 2019
”, dated October 10, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of October 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

October 10, 2019

Philips provides update on its financial performance in Q3 2019

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today provided an update on the third quarter 2019 financial results for the Group, which will be reported on October 28, 2019.

Group sales for the quarter are expected to amount to approximately EUR 4.7 billion, reflecting a strong 6% comparable sales growth with all businesses contributing. Comparable order intake growth in the quarter is expected to be flat on the back of strong 11% growth in the third quarter of 2018.

Group Adjusted EBITA for the quarter is expected to be around EUR 583 million, or 12.4% of sales, compared to 13.2% in Q3 2018. The continued Adjusted EBITA margin improvement of the Diagnosis & Treatment and Personal Health businesses was more than offset by a 4.5 percentage point decline in the Adjusted EBITA margin of the Connected Care businesses (to 11.3% of sales), and a shortfall of around EUR 20 million of license income in the segment Other.

“We continue to see good growth momentum across our businesses,” said Frans van Houten, CEO of Royal Philips. “However, while I am pleased with the operational performance improvements in the Diagnosis & Treatment and Personal Health businesses, it is disappointing that margins declined in the Connected Care businesses. This was due to increasing headwinds from tariffs and a delay in the impact of the mitigating actions, factory under-coverage as production levels were lowered to reduce inventory, and an adverse product mix impact. We will drive further strong mitigating actions to accelerate the improvement in these businesses.

Philips has delivered three consecutive years of at least 100 basis points annual Adjusted EBITA improvements. Given the overall significant headwinds and the underperformance of the Connected Care businesses, we expect that the full year 2019 Adjusted EBITA margin improvement for the Group will be 10 to 20 basis points. For 2020, we expect to deliver a 4-6% comparable sales growth and an Adjusted EBITA margin improvement of around 100 basis points.”

Net income from continuing operations is expected to amount to approximately EUR 210 million in the quarter, which will include a charge of EUR 78 million related to a goodwill impairment in Connected Care.

Philips will discuss today’s announcement on a conference call from 09.30 to 10:00 am CEST, October 10, 2019.

Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance; Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other one-time charges and gains.

For further information, please contact:

Steve Klink
Philips Group Press Office
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2018 sales of EUR 18.1 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.